SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    (AMENDMENT NO___________)*

                    IRVINE PACIFIC CORPORATION
                  ______________________________
                         (Name of Issuer)

             Common Stock, $0.001 Par Value Per Share
                  ______________________________
                  (Title of Class of Securities)

                            463630103
                  ______________________________
                          (CUSIP Number)

                     David L. Ficksman, Esq.
                         Loeb & Loeb LLP
 10100 Santa Monica Boulevard, Suite 2200, Los Angeles, CA 90067
                          (310) 282-2350
____________________________________________________________________________
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                         August 29, 2003
____________________________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No.  XXX XXX XX X

1     NAME OF REPORTING PERSON

      Scott Kapp

      S.S. OR I.R.S.  IDENTIFICATION NO.  OF ABOVE PERSON

      Unavailable

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [_]     (b) [_]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of California


NUMBER OF     7     SOLE VOTING POWER
SHARES               10,884,000
BENEFICIALLY
OWNED BY      8     SHARED VOTING POWER
EACH                 __________
REPORTING
PERSON        9     SOLE DISPOSITIVE POWER
                     10,884,000

              10    SHARED DISPOSITIVE POWER
                     ___________

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,884,000 shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [_]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.86%

14    TYPE OF REPORTING PERSON

      IN

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock"), of Irvine Pacific Corporation, a Colorado corporation (the "Company"). The Company's principal executive office is located at 1721 Twenty First Street, Santa Monica, CA 90404.

ITEM 2.  IDENTITY AND BACKGROUND

     The following information is provided regarding the Reporting Person:

     (a)  Name:  Scott Kapp

     (b)  Business Address: 1721 Twenty First Street, Santa Monica, CA  90404.

     (c)  Principal Occupation:  President and Director for the Company.

     (d) Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:  Reporting Person is a citizen of United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The acquisition was made in connection with the Acquisition discussed in
Item 4 hereof.

ITEM 4.  PURPOSE OF THE TRANSACTION

     The shares were acquired by the Reporting Person upon the closing of the acquisition (the "Acquisition") by the Company of all of the issued and outstanding shares of Hollywood Previews, Inc., a California corporation ("Hollywood"). The Acquisition was accomplished pursuant to an Agreement and Plan of Merger (the "Agreement") "), dated as of August 18, 2003 by and among the Company, IPC Merger Sub, Inc., a California corporation and wholly owned subsidiary of the Company ("Merger Sub"), Kanona Moeai, Jr. and Hollywood. Pursuant to the Agreement, on August 29, 2003 (the "Closing Date"), Merger Sub merged with and into Hollywood with Hollywood as the surviving company (the "Acquisition"). As consideration for the Acquisition, the shareholders of Hollywood were issued 55,494,571 of the Company's common stock equals 97% of the issued and outstanding common stock of the Company. The Reporting person was a shareholder of Hollywood and received the 10,884,000 shares in connection with the Acquisition.

     The Reporting Person intends to review on a continuing basis his investment in the Issuer and may, depending upon the evaluation of his financial planning, upon the Company's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of the position in the Company.

     Except as set forth in the previous paragraphs, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Company; (d) any material change in the present capitalization or dividend policy of the Company; (e) any other material change in the Company, involving the Company or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

     (a) The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by the Reporting Person.


     Reporting Person   Number of Shares   Percentage of Total   Citizenship
     ----------------   ----------------   -------------------   -----------

     Scott Kapp            10,884,000             18.86%*        United States

     (b) The Reporting Person holds the sole power to vote and to dispose or direct the disposition of his shares of Common Stock.

     (c) The Reporting Person has not effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

     (d)   Not applicable.

     (e)   Not applicable.

* Based on 57,711,617 shares outstanding as of August 29, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

     The Reporting Person was appointed the President and a Director of the Company on August 29, 2003. The Reporting Person was appointed to these positions in connection with the closing of the Acquisition.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

Date:  September 3, 2003          /s/ Scott Kapp
                                  ---------------------------------------
                                  SCOTT KAPP